Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

July 26, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Dubey:

On behalf of Steben Select Multi-Strategy Fund (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (SEC”), provided by you to me by telephone on July 26, 2018. The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2 (“PEA 3”) with the SEC (accession number 0001615774-18-004386) filed on May 25, 2018, and to the comment/response letter filed by the Fund with the SEC on July 26, 2018 (“Response Letter”).

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed with the SEC in a Post-Effective Amendment No. 4 on or about July 27, 2018. The Fund will request acceleration of effectiveness of its Registration Statement for July 30, 2018.

1.                  Comment: Following up on the proposed response in Comment 2 of the Response Letter, please remove disclosure in footnote 1 to the Fee Table that reads: “The Selling Agents may reduce or waive the sales load. Shareholders should consult with their Selling Agent for more information.” and the phrase in the penultimate sentence of footnote 1 “which may differ from those available for purchases made directly from the Distributor or certain other Selling Agents.” Also, with respect to the disclosure under the heading “Purchasing Shares” on page 59 of the prospectus, please remove “may be” from the penultimate sentence in the second paragraph and the first sentence of the third paragraph and the last sentence of the paragraph prior to the sales waiver schedule under “Purchasing Shares” on page 59 of the prospectus.

Response: Please see the revised footnote 1 to the attached completed Fee Table and the proposed revised disclosure to be included in the section entitled “Purchasing Shares” included in Appendix A.

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Securities and Exchange Commission

July 26, 2018

Thank you for your attention to these matters. If you have any questions or additional comments regarding these proposed responses, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:      Pablo Man

K&L Gates LLP

Securities and Exchange Commission

July 26, 2018

Appendix A

SUMMARY OF FUND EXPENSES

This table describes the combined fees and expenses that Shareholders in the Fund will incur (directly or indirectly) through the Fund’s investments in the Master Fund. The direct and indirect expenses associated with investing in a “fund of funds,” such as the investment program provided by the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment funds. This is because of the expectation that Shareholders in the Fund will bear two layers of asset-based management fees (at the Master Fund level and the Portfolio Fund level), a single layer of incentive fees (at the Portfolio Fund level), and other expenses at the Fund/Master Fund level and the Portfolio Fund level. The Master Fund does not pay directly any incentive fees. Shareholders in the Fund will bear indirectly fees and expenses of the Portfolio Funds, which are reflected in the following table and the examples below. The Portfolio Fund fees are described below in the section “Risk Factors and Types of Investments.”

Shareholder Transaction Expenses:	Class A	Class I
Maximum Sales Load (as a percentage of the offering price)(1)	3.00%	None
Early Withdrawal Fee(2)	2.00%	2.00%
Annual Expenses (as a percentage of net assets of the Fund):
Management Fee(3)	1.25%	1.25%
Distribution and Service Fee(4)	0.75%	0.25%
Other Expenses (including Operating Services Fee)(5)	0.45%	0.45%
Acquired Fund (Portfolio Fund) Fees and Expenses(6)	7.31%	7.31%
Total Annual Expenses(7)	9.76%	9.26%

(1)	The Fund has engaged the Distributor to assist it in placing Shares in the Fund. The Distributor has entered into agreements with one or more Selling Agents. Selling Agents typically receive the sales load with respect to the Shares purchased by their Shareholders. The Distributor does not receive any portion of the sales load. Any such fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense. Investments in Class A Shares are sold subject to a maximum sales load of up to 3.00%. ~~The Selling Agents may reduce or waive the~~The sales load~~. Shareholders should consult with their Selling Agent for more information~~ reductions available are set forth in “Purchasing Shares.” No sales load will be charged on purchases of Class I Shares. The Investment Manager may pay a fee out of its own resources to Selling Agents. Selling Agents also may charge an investor a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense, and thus not reflected above. ~~Shareholders should direct any questions regarding any such fees to the relevant Selling Agent. The sales load reductions available through certain Selling Agents are set forth in “Purchasing Shares”, which may differ from those available for purchases made directly from the Distributor or certain other Selling Agents. No sales load will be charged on purchases of Class I Shares.~~

Securities and Exchange Commission

July 26, 2018

PURCHASING SHARES

The Fund offers two classes of Shares. Purchases of Class A Shares or Class I Shares may be submitted to, and are received by, the Fund throughout any given month, but are accepted at the same time once per month. All purchases accepted by the Fund are accepted at the end of the month, and the net asset value of Class A Shares or Class I Shares is determined as of the close of business on the last calendar day of that month. Purchases accepted by the Fund become effective as of the opening of business on the first calendar day of the month (each such day, a “Purchase Date”) based on the previous month-end net asset value of the relevant class of Shares. It is expected that the net asset value of Class A Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to different classes.

Fund’s Shares are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board. The Board may discontinue the Fund’s accepting purchase orders at any time. Shares will be sold at the then-current NAV as of the date on which the purchase order is accepted. A sales load of up to 3.00% ~~may~~will be charged by the Intermediaries for purchases of Class A Shares~~.~~ except as noted below. No sales load is charged for Class I Shares. ~~Shares are not available in certificated form.~~

~~The actual sales load paid may vary among and within Selling Agents.~~ If your Selling Agent offers more than one class of shares, you should carefully consider which class of shares to purchase. Shares are not available in certificated form.

You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;
●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;
●	an employee, officer or director/trustee (including their spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent or in-law relationships of the employee,) of the Fund, the Fund’s Investment Manager or its affiliates or of a broker-dealer authorized to sell shares of the Fund; or
●	purchasing shares through a financial services firm that has an arrangement with the Fund as described below.

Customers of LPL Financial, Inc. (“LPL”), a Selling Agent, who purchase Class A Shares of the Fund through LPL are subject to the following sales load:

Class A shares may be purchased at the offering price, which is a price equal to their net asset value per share plus a sales charge imposed at the time of purchase. Below shows the sales charge applicable to the amount to be invested. ~~LPL Financial Advisers also may choose to waive any sales charge.~~

$99,000 and under 3.0%

$100,000 to $249,999 2.0%

$250,000 to $999,999 1.5%

$1,000,000 to $4,999,999 1.0%

$5,000,000 and above 0.0%

These sales loads may be load-waived as described above. Please consult with LPL for more information. It is the responsibility of you and/or LPL to ensure that you obtain the proper breakpoint sales load discount, if any. The above description of sales load waivers and discounts for LPL customers is provided by LPL and has been represented by LPL as current as of the date of this prospectus. These waivers or discounts, which may vary from those disclosed elsewhere in the prospectus, are subject to change.